FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-221293

DATED OCTOBER 29, 2019

STATE STREET CORPORATION

$500,000,000 Fixed-to-Floating Rate Senior Subordinated Notes due 2034

Pricing Term Sheet

Issuer:	State Street Corporation

Security:	Fixed-to-Floating Rate Senior Subordinated Notes due 2034

Aggregate Principal Amount:	$500,000,000

Trade Date:	October 29, 2019

Settlement Date*:	November 1, 2019 (T + 3)

Maturity Date:	November 1, 2034

Price to Public (Issue Price):	100%

Fixed Rate Benchmark Treasury:	1.625% Notes due August 15, 2029

Benchmark Treasury Price and Yield:	98-05 ; 1.831%

Fixed Rate Spread to Benchmark Treasury:	+120 basis points

Fixed Rate Period:	From, and including, November 1, 2019, to, but excluding, November 1, 2029

Floating Rate Period:	From, and including, November 1, 2029, to, but excluding, the maturity date

Fixed Rate Coupon:	3.031%, payable semi-annually in arrears during the fixed rate period

Floating Period Base Rate:	SOFR (compounded daily over a quarterly interest payment period in accordance with the specific formula described in the Preliminary Prospectus Supplement). As further described in the Preliminary Prospectus Supplement, (i) in determining the base rate for a U.S. Government Securities Business Day, the base rate generally will be the rate in respect of such day that is provided on the following U.S. Government Securities Business Day and (ii) in determining the base rate for any other day, such as a Saturday, Sunday or holiday, the base rate generally will be the rate in respect of the immediately preceding U.S. Government Securities Business Day that is provided on the following U.S. Government Securities Business Day.

Floating Rate Spread:	+149 basis points. In no event will the interest payable in respect of any interest payment period be less than zero

Interest Payment Periods:

Fixed rate period: Semi-annually

Floating rate period: Quarterly

With respect to an interest payment date during the floating rate period, the period from and including the most recent interest payment period end date to which interest has been paid or duly provided for (or from and including November 1, 2029 in the case of the first interest payment period during the floating rate period) to, but excluding, the immediately preceding floating rate period end date; provided that (i) the interest payment period with respect to the final interest payment date (i.e., the maturity date) will be the period from and including the floating rate period end date immediately prior to the maturity date to, but excluding, the maturity date (i.e., the final interest payment period end date) and (ii) with respect to such final interest payment period, the level of SOFR for each calendar day in the period from, and including, the rate cut-off date to, but excluding, the maturity date shall be the level of SOFR in respect of such rate cut-off date.

Floating Rate Period End Dates:	Each February 1, May 1, August 1 and November 1, commencing February 1, 2030 and ending on the maturity date; provided that if any scheduled interest payment period end date (other than the maturity date) falls on a day that is not a business day it will be postponed to the following business day, except that, if that business day would fall in the next calendar month, the interest payment period end date will be the immediately preceding business day. If the scheduled final interest payment period end date (i.e., the maturity date) falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled final interest payment period end date.

Interest Payment Dates:

Fixed rate period: Each May 1 and November 1, commencing on May 1, 2020 and including November 1, 2029

Floating rate period: the second business day following each floating rate period end date; provided, that the interest payment date with respect to the final interest payment period will be the maturity date. If the scheduled maturity date falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled maturity date.

Rate Cut-Off Date:	The second U.S. Government Securities Business Day prior to the maturity date

Optional Redemption:	The Issuer may redeem the notes, at its option, in whole, but not in part, on, and only on, November 1, 2029 at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Calculation Agent:	State Street Bank, an affiliate thereof or any other bank or other entity as State Street may appoint

Day Count Convention:	Fixed rate period: 30/360 Floating rate period: Actual/360

Business Day:	Fixed rate period: Boston and New York Floating rate period: Boston and New York

Business Day Convention:	Fixed rate period: Following Floating rate period: Modified following, adjusted

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Currency:	U.S. Dollars

CUSIP:	857477BF9

ISIN:	US857477BF90

Expected Ratings**:	A2 / A- / A+ (Moody’s / S&P / Fitch)

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC UBS Securities LLC

Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Lloyds Securities Inc. Wells Fargo Securities, LLC

Junior Co-Managers:	Academy Securities, Inc. Mischler Financial Group, Inc.

At September 30, 2019, on a consolidated basis, State Street Corporation’s outstanding senior indebtedness totaled approximately $9.50 billion, and after giving effect to the issuance of $1 billion aggregate principal amount of the fixed-to-floating rate senior notes due 2025 offered by the preliminary prospectus supplement, dated October 29, 2019 (the “Preliminary Prospectus Supplement”), would have totaled approximately $10.50 billion.

All terms used and not otherwise defined in this final pricing term sheet have the respective meanings assigned to such terms in the preliminary prospectus supplement, dated October 29, 2019 (the “Preliminary Prospectus Supplement”).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at 1 (866) 718-1649, Goldman Sachs & Co. LLC toll free at 1 (866) 471-2526, J.P. Morgan Securities LLC collect at 1 (212) 834-4533, or UBS Securities LLC toll free at 1 (888) 827-7275.

*

The underwriters expect to deliver the notes to purchasers on or about November 1, 2019, which will be the third business day following the pricing of the notes (such settlement cycle being herein referred to as “T + 3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle T + 3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing of the notes should consult their own advisor.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.